                                                                   EXHIBIT 99.1

                                     FORM 27

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1.           REPORTING ISSUER

                  The full name of the reporting issuer is 724 SOLUTIONS INC. whose principal office is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

ITEM 2.           DATE OF MATERIAL CHANGE

                  The effective date of the material change herein reported is November 29, 2000.

ITEM 3.           PRESS RELEASE

                  The press release issued pursuant to section 75(1) of the Securities Act (Ontario) was issued on November 29, 2000 at Toronto, Ontario. The press release was widely disseminated.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  724 Solutions Inc. and TANTAU Software, Inc. have entered into a definitive agreement under which 724 Solutions Inc. will acquire TANTAU Software, Inc. in an all-stock transaction. The purchase price will be satisfied by (i) the issuance of 724 Solutions Inc. common shares; and (ii) the assumption of TANTAU employee stock options, in respect of an aggregate of 19 million 724 Solutions Inc. common shares, valued at approximately US$ 375 million (based on the closing price of 724 Solutions Inc.'s common shares on NASDAQ on November 28,
                  2000) on a fully diluted basis. TANTAU Software, Inc. is a privately held company with a leading integrated platform enabling enterprises to conduct high volume, secure mobile transactions. The transaction is subject to customary closing conditions including compliance with the Hart-Scott Rodino Antitrust Improvements Act, and the registration of the new shares to be issued by 724 Solutions Inc. at closing. Closing is expected to occur in the first quarter of fiscal year 2001.

ITEM 5            FULL DESCRIPTION OF MATERIAL CHANGE

                  The material change is described in the press release dated November 29, 2000 attached hereto, which is hereby incorporated by reference herein.

ITEM 6.           CONFIDENTIAL REPORT

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  No significant facts have been omitted from this report.

ITEM 8.           SENIOR OFFICER

                  Further information regarding the matters described in this report may be obtained from Christopher Erickson, President, who is knowledgeable about the details of the material change and may be contacted at (416) 226-2147.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT TORONTO, ONTARIO THIS 30th DAY OF NOVEMBER, 2000.



                                                     /s/ CHRISTOPHER ERICKSON
                                                     ------------------------
                                                     Christopher Erickson
                                                     President,
                                                     724 Solutions Inc.

[EXPLANATORY NOTE: THE FOLLOWING PRESS RELEASE WAS PREVIOUSLY FILED BY 724 SOLUTIONS INC. ON NOVEMBER 29, 2000 UNDER COVER OF FORM 425]



                                                          FOR IMMEDIATE RELEASE



                    724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE



 COMBINATION CREATES PREMIER GLOBAL PROVIDER OF INFRASTRUCTURE AND APPLICATION
    SOFTWARE FOR FINANCIAL INSTITUTIONS, ENABLING SECURE MOBILE TRANSACTIONS




 724 SOLUTIONS' CHAIRMAN AND CEO GREG WOLFOND TO BE CHAIRMAN; TANTAU PRESIDENT
               AND CEO JOHN SIMS TO LEAD COMBINED COMPANY AS CEO

              ----------------------------------------------------




         TORONTO, CANADA AND AUSTIN, TEXAS, NOVEMBER 29, 2000 - 724 Solutions Inc. (NASDAQ: SVNX and TSE: SVN), a leading provider of Internet infrastructure software enabling clients to offer secure online banking, brokerage and e-commerce services across Internet-enabled wireless devices, and TANTAU Software, Inc., a provider of software platforms that enable enterprises to conduct high-volume, secure, mobile transactions, jointly announced today that they have entered into a definitive agreement under which 724 Solutions will acquire TANTAU in an all-stock transaction currently valued at approximately $375 million on a fully diluted basis, based on 724 Solutions' closing stock price on November 28, 2000.

         Under the terms of the acquisition agreement, unanimously approved by the Boards of Directors of both companies, 724 Solutions will issue 19 million shares, including shares issuable upon the exercise of TANTAU options that will be assumed by 724 Solutions. Upon completion of the transaction, 724 Solutions shareholders will own approximately 68 percent of the combined company and TANTAU shareholders will own approximately 32 percent, on a fully diluted basis. The transaction will be accounted for as a purchase and is expected to close during the first quarter of 2001.

         Founded by a core team from Tandem's High Performance Research Center with unique experience in building high-scale mission critical transaction based systems, TANTAU Software is a privately held company with a leading integrated platform enabling enterprises to conduct high volume, secure mobile transactions. TANTAU's current customers are primarily blue chip financial services institutions, including Chase Manhattan Bank, Commerzbank, Credit Suisse Group, MeritaNordbanken, the New Zealand Stock Exchange, Rabobank International, and SE Banken. Headquartered in Austin, Texas, the company has a total of 175 employees in sales and development offices throughout Europe, the United States, Australia, and Japan, with significant engineering operations in Germany, Switzerland and Finland. Investors in TANTAU include Nokia, Hewlett Packard, Compaq, Chase Capital Partners and General Motors Investment Management.

         Through this acquisition, 724 Solutions expects to enhance its position as a premier worldwide provider of highly scalable infrastructure and application software enabling secure mobile transactions through Internet-enabled wireless and consumer electronics devices. TANTAU's established presence in Europe significantly complements 724 Solutions' strong customer base in North America, which includes BBVA Bancomer, Bank of America, Bank of Montreal, ClarityBank.com, Citigroup, Hanvit Bank, Key Corp, Wachovia and Wells Fargo. The companies' combined customers serve approximately 272 million consumers worldwide.

         Greg Wolfond, founder, current chairman and chief executive officer of 724 Solutions, will continue to serve as chairman of the company. TANTAU co-founder, president and chief executive officer John Sims will serve as chief executive officer of 724 Solutions. Karen Basian, chief financial officer of 724 Solutions, will continue in her current position. As a part of the transaction, four directors will be added to 724 Solutions' Board from TANTAU, including John Sims. 724 Solutions will maintain executive offices in Toronto, Canada and Austin, Texas.

         724 Solutions and TANTAU are seeking to substantially improve their combined operating performance and add additional customers worldwide. Combined, the companies will have cash and equivalents in excess of $200 million, providing a strong platform for further growth.

         "By bringing together these two highly complementary companies we expect to significantly accelerate 724 Solutions' business plan and path to profitability and position the company to drive and capitalize more rapidly on the increasing demand among financial institutions, merchants and other enterprises for scalable wireless infrastructure," said Wolfond. "Together, we have a strong, global footprint, a high-caliber, complementary customer base, top industry talent, and the ability to offer superior solutions across a single, secure platform. We expect to play a significant role in the growth of mobile transactions - which analysts expect to grow to approximately $21 billion over the next four years in the United States alone, compared to an estimated $29 million in 2000."

         "This combination brings together two leading providers of applications and infrastructure for secure mobile transactions into one strongly positioned global company poised to monetize the mobile Internet," said Sims. "With very little overlap between our companies, we expect a seamless integration, and we expect to begin capitalizing quickly on our combined strengths. Together, our customer base clearly distinguishes us as the leading provider of end-to-end wireless transaction solutions in the financial services sector - a major driver behind the adoption of wireless Internet technology - and provides tremendous opportunities as we continue to build aggressively on our position in this sector. We plan to leverage the combined size and scale of the businesses and our strategic OEM and reseller relationships to drive the growth of mobile transactions into additional vertical applications."

         Sims has 23 years of experience in the telecommunications and software industries. Prior to founding TANTAU in February of 1999, he served as chief operating officer of SCC Communications Corp., a provider of advanced telecommunications, where he was instrumental in managing the company's growth, resulting in a successful initial public offering in mid-1998. Before joining SCC in 1995, Sims spent ten years with Tandem Computers, Inc. where he held various executive level positions including vice president and general manager of Tandem's worldwide telecommunications business. He served on the board of directors of various Tandem subsidiaries and joint venture companies including software company joint ventures in Singapore and China.


         Commenting on the appointment of Sims as CEO of 724 Solutions, Wolfond said, "John brings a tremendous track record for driving growth and generating profitability in the software solutions business. He is clearly the ideal choice to lead our team as we take our combined company to the next level."

         The transaction is subject to customary closing conditions including compliance with the Hart-Scott Rodino Antitrust Improvements Act, and the registration of the new shares to be issued by 724 Solutions at the closing. The parties expect that approximately 17 million shares of the 19 million total shares subject to the merger will be issued at the closing. The remainder will be subject to options assumed by 724 Solutions.

         724 Solutions will host a conference call to discuss the acquisition of TANTAU Software today at 4:30 p.m. (EST). The conference call will be accessible via the World Wide Web at HTTP://www.724.com.


ABOUT TANTAU
         TANTAU Software Inc. is a global provider of software and professional services that enable enterprises to conduct high-volume, secure, mobile ecommerce transactions while maintaining direct access to their customer. Headquartered in Austin, Texas, TANTAU is a global company with development and sales offices around the world, including Australia, Finland, Germany, Japan, the Netherlands, Switzerland, the United Kingdom and the United States. More information can be found on TANTAU's Web site at www.tantau.com.


ABOUT 724 SOLUTIONS INC.


         724 Solutions is the premier Internet infrastructure solutions provider to financial institutions, enabling them to offer personalized and secure mobile banking, investment, and commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company provides end-to-end customer support through its global application hosting and contact center services. 724 Solutions' customers comprise world-class financial institutions whose combined customer bases total more than 180 million consumers. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange (SVN). Headquartered in Toronto, Canada, the company has offices in London, Paris, San Francisco, Santa Clara, Sydney, and Tokyo. Its subsidiary Spyonit.com is based in Chicago. For additional information visit www.724.com.

         THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN, WHEN IT IS FILED BY 724 SOLUTIONS INC. AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROSPECTUS AND OTHER DOCUMENTS FILED BY 724 SOLUTIONS AND TANTAU SOFTWARE WHEN THEY BECOME AVAILABLE WITH THE SECURITIES EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM 724 SOLUTIONS BY DIRECTING YOUR REQUEST TO: MONICA ZAIED AT MZAIED@724.COM

FORWARD LOOKING STATEMENTS
         This press release contains statements that are forward-looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements include the statements herein about the business and affairs of 724 Solutions and TANTAU Software after the completion of the merger, including the companies' combined competitive position, product offerings and customer base; the companies improved operating performance; the growth in demand for the companies' products; and, the growth in mobile transactions, are based on current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: any inability to satisfy the conditions for the closing of the merger; any inability to obtain the required governmental approvals for the merger and the registration of the shares; the risk that 724 Solutions' and TANTAU Software's businesses will not be integrated efficiently and successfully; costs related to the merger; any delay, inability or difficulties encountered in increasing 724 Solutions' and TANTAU's combined revenues from their existing and new contracts; demand by financial institutions and consumers for mobile banking and brokerage services; competitive products and pricing, any ability of 724 Solutions and TANTAU to offer enhanced product offerings; any ability that we may have to manage and grow our expanding international operations, and other factors. Readers are referred to 724 Solutions' report filed with the Securities and Exchange Commission on Form 20-F, and its filings furnished to the Securities and Exchange Commission under cover of Form 6-K.

      CONTACTS:


724 SOLUTIONS INC.                             TANTAU SOFTWARE, INC.

Ray McManus (Media)                            Brooke Bulow (Media)
724 Solutions Inc.                             TANTAU Software (U.S.)
(416) 228-8191                                 (516) 306-4206
RMCMANUS@724.COM                               BROOKE.BULOW@TANTAU.COM

Hugh Burns/Andrew Cole (Media)                 Misty Zelent (Media)
Citigate Sard Verbinnen                        Lois Paul & Partners
(212) 687-8080                                 (512) 638-5315
HBURNS@SARDVERB.COM                            MISTY_ZELENT@LPP.COM
ACOLE@SARDVERB.COM
                                               Sion Roberts (Media)
Monica Zaied (Investors)                       TANTAU Software (Europe)
724 Solutions                                  44-1727-884-952
(416) 228-2369                                 SION.ROBERTS@TANTAU.COM
MZAIED@724.COM

Jessie Hennion (Media)
Brodeur Worldwide
(671) 587-2843
JHENNION@BRODEUR.COM

                                # # #